UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                       HUNGARIAN TELEPHONE AND CABLE CORP.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   4455421030
                                 (CUSIP Number)

L. Russell Mitten II                        with a copy to:
General Counsel                             Stephen A. Bouchard
CITIZENS UTILITIES COMPANY          FLEISCHMAN AND WALSH, L.L.P.
High Ridge Park                     1400 Sixteenth Street, N.W.
Stamford, Connecticut  06905                Washington, D.C.  20036
(203) 329-8800                              (202) 939-7900

                   (Name, Address and Telephone No. of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Subsection: 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

           CITIZENS UTILITIES COMPANY       06-0619596

2.       Check the Appropriate Box if a Member of a Group*    (a)      [ ]
                                                              (b)      [X]
3.       SEC Use Only

4.       Source of Funds*

           Not Applicable (See Item 4)

5.       Check Box if Disclosure of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).                   [ ]

6.       Citizenship Or Place Of Organization

           DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       Sole Voting Power

                    7,625,126 Common Stock

         8.       Shared Voting Power

                    0 Common Stock

         9.       Sole Dispositive Power

                    7,625,126 Common Stock

         10.      Shared Dispositive Power

                    0 Common Stock

11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

                7,625,126 Common Stock

12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares*                                         [ ]

13.      Percent Of Class Represented By Amount In Row (11)

                63.4% Common Stock

14.      Type Of Reporting Person*

                    CO

         The statement on Schedule 13D filed on May 18, 1995, as amended by Amendment No. 1 to Schedule 13D filed on June 6, 1995; Amendment No. 2 to
Schedule 13D filed on September 28, 1995; Amendment No. 3 to Schedule 13D filed on October 6, 1995; Amendment No. 4 to Schedule 13D filed on November 7, 1995; Amendment No. 5 to Schedule 13D filed on March 7, 1996; Amendment No. 6 to
Schedule 13D filed on April 16, 1996; and Amendment No. 7 to Schedule 13D filed on October 24, 1996, relating to the common stock, $.001 par value (the "Common Stock"), of Hungarian Telephone and Cable Corp., a Delaware corporation (the "Issuer"), by Citizens Utilities Company (the "Reporting Person") is hereby further amended as follows (as amended, this "Schedule 13D").


Item 3.  Source and Amount of Funds or Other Consideration

         The  Reporting  Person's  response  to Item 3 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

         On May 31, 1995, CU CapitalCorp. ("CUCC") purchased 300,000 shares of Common Stock in a private transaction pursuant to an agreement effective as of May 12, 1995, with Peter Klenner, a copy of which was filed as Exhibit A to the Reporting Person's initial statement of this Schedule 13D filed May 18, 1995. CUCC used $4,200,000 of its working capital to fund the purchase of such shares at a price of $14.00 per share. On October 3, 1995, October 30, 1995 and February 26, 1996, the Issuer issued 2,908, 250,000 and 250,000 shares, respectively, of Common Stock to CUCC in connection with financial support provided to the Issuer by CUCC, as previously described in the Reporting Person,s Amendment No. 7 to Schedule 13D in response to Item 4.

         Through a series of open-market purchases between July, 1997 and November, 1997, the Reporting Person acquired 100,000 shares of Common Stock. The Reporting Person used $1,175,987 of its working capital to fund the purchases of such shares.

         On September 30, 1998, pursuant to the Replacement and Termination Agreement (see Exhibit B hereto), the Issuer issued and delivered to Citizens International Management Services Company ("CIMS") 100,000 shares of Common Stock. (see response to Item 4 below).

         The Reporting Person and CUCC presently expect to finance any and all other purchases of Common Stock or other equity securities of the Issuer pursuant to any of the transactions described in response to Item 4 below, if and when any such purchase occurs, with working capital. The Reporting Person and CUCC do not presently intend to borrow funds specifically for the purpose of providing any portion of the funds needed to consummate any such purchase. The aggregate purchase price for all such purchases presently would be at least $95,469,406 (see response to Item 4 below for a summary description of possible purchases pursuant to such transactions), subject to adjustment pursuant to customary anti-dilution protections.

         Except as set forth above in this response to Item 3, to the best knowledge of the Reporting Person, none of the persons listed in Schedule I hereto has acquired any Common Stock.


Item 4.  Purpose of Transaction
--------------------------------

         The Reporting Person's response to Item 4 in this Schedule 13D is hereby amended by adding the following information to its responses to subsections (a), (c), (d), (e) and (g).

         On  September  30,  1998,  CUCC,  CIMS and the  Issuer  entered  into a
Replacement and Termination Agreement (the "Replacement and Termination Agreement") (see Exhibit B hereto), pursuant to which (i) CUCC and the Issuer terminated the Master Agreement; (ii) CIMS and the Issuer terminated the Management Services Agreement; (iii) the Issuer issued and delivered to CIMS 100,000 shares of Common Stock in final settlement and payment of accrued fees and expenses due and payable to CIMS under the Management Services Agreement;
(iv) the Issuer issued and delivered to CIMS a promissory note, a copy of which is attached to the Replacement and Termination Agreement filed herewith as Exhibit B, in the principal amount of $8,374,498, evidencing the Issuer's obligation to pay such amount of accrued fees and expenses due and payable to CIMS under the Management Services Agreement; (v) in part as consideration for CIMS' agreement to terminate the Management Services Agreement and in part as consideration for certain consulting services which may be provided by CIMS to the Issuer at the Issuer's request, the Issuer promised to pay to CIMS an aggregate of $21 million, payable in equal quarterly installments from 2004 through and including 2010; and (vi) entered into certain replacement agreements.

         The Replacement and Termination Agreement provides that in connection with any public or private issuance of shares of Common Stock (the "Issuance"), and provided CUCC and its affiliates collectively hold at least 300,000 shares of Common Stock as of the date of the Issuance, the Issuer shall grant CUCC the right for a thirty day period following any such Issuance to purchase such number of shares of Common Stock sufficient to maintain CUCC's then existing percentage ownership interest of Common Stock on a fully diluted basis, with such percentage ownership interest to be calculated immediately prior to the Issuance and with the number of shares subject to such purchase right to be calculated after giving effect to the Issuance.

         The Replacement and Termination Agreement also provides that for so long as CUCC and its affiliates collectively hold at least 300,000 shares of Common Stock, the Issuer will cause the Board of Directors to be comprised of at least six members and will not create an executive committee of such Board or permit such Board to be divided into classes having staggered terms. The Replacement and Termination Agreement also provides that for so long as CUCC and its affiliates collectively hold at least 300,000 shares of Common Stock, the Issuer shall take such actions as are necessary to maintain on the Board one person designated by CUCC.

         Contemporaneously with the execution of the Replacement and Termination Agreement, CUCC and the Issuer entered into an Amended, Restated and Consolidated Stock Option Agreement, dated as of September 30, 1998 (the Amended and Restated Stock Option Agreement") (see Exhibit C hereto), pursuant to which the Issuer (i) granted to CUCC the irrevocable option to purchase an additional 2,110,896 shares of Common Stock for an initial purchase price of $13.00 per share (subject to adjustment pursuant to customary anti-dilution protections), (ii) amended, restated and consolidated therein and replaced in their entirety the Warrant, as amended by the First Amendment to the Warrant, the Stock Option Agreement, as amended by the First Amendment to Stock Option Agreement, the Second Stock Option Agreement and the Third Stock Option Agreement (collectively, the "Existing Option Agreements"), and (iii) acknowledged and agreed with CUCC that the Amended and Restated Stock Option Agreement shall evidence the existing irrevocable options under the Existing Option Agreements to purchase the number of shares of Common Stock set forth below, at the initial purchase price per share set forth below:

                  (a) Option to purchase 299,219 shares of Common Stock at $13.00 per share (representing shares previously purchasable pursuant to the Warrant, as amended by the First Amendment to the Warrant).

                  (b) Option to purchase 101,550 shares of Common Stock at $13.00 per share (representing shares previously purchasable pursuant to the Stock Option Agreement, as amended by the First Amendment to Stock Option Agreement).

                  (c) Option to purchase 869,516 shares of Common Stock at $15.00 per share (representing shares previously purchasable pursuant to the Stock Option Agreement, as amended by the First Amendment to Stock Option Agreement).

                  (d) Option to purchase 869,516 shares of Common Stock at $16.50 per share (representing shares previously purchasable pursuant to the Stock Option Agreement, as amended by the First Amendment to Stock Option Agreement).

                  (e) Option to purchase 869,516 shares of Common Stock at $18.00 per share (representing shares previously purchasable pursuant to the Stock Option Agreement, as amended by the First Amendment to Stock Option Agreement).

                  (f) Option to purchase 626,155 shares of Common Stock at $13.75 per share (representing shares previously purchasable pursuant to the Second Stock Option Agreement).

                  (g) Option to purchase 875,850 shares of Common Stock at $12.75 per share (representing shares previously purchasable pursuant to the Third Stock Option Agreement).

         The number of shares and price per share for each of the above options are subject to adjustment pursuant to customary anti-dilution protections.

         The descriptions and summaries of the agreements in this Item 4 above do not purport to be complete and are subject to, and qualified in their entirety by reference to, each such agreement, copies of which are filed as exhibits hereto and incorporated herein by reference (See Item 7 below).

Item 5.  Interest in Securities of the Issuer
----------------------------------------------

         The  Reporting  Person's  response  to Item 5 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

         (a) As a result of (i) the purchase of 300,000 shares of Common Stock made on May 31, 1995; (ii) the issuance by the Issuer to CUCC of 2,908 shares of Common Stock on October 3, 1995 in lieu of the payment of cash to satisfy certain interest obligations on the Loan; (iii) the issuance by the Issuer to CUCC of 250,000 shares of Common Stock on October 30, 1995 pursuant to the Second Agreement to Amend and Restate; (iv) the issuance by the Issuer to CUCC of 250,000 shares of Common Stock on February 26, 1996 pursuant to the Third Agreement to Amend and Restate; (v) the purchase of 100,000 shares of Common Stock through open-market transactions made between July, 1997 and November, 1997; (vi) the issuance by the Issuer to CIMS of 100,000 shares of Common Stock on September 30, 1998 pursuant to the Replacement and Termination Agreement; and
(vii) the issuance by the Issuer to CUCC of options to purchase 6,622,218 shares of Common Stock (including 4,511,322 options previously granted pursuant to the Warrant, the Stock Option Agreement, the Second Stock Option Agreement and the Third Stock Option Agreement) pursuant to the Amended and Restated Stock Option Agreement, the Reporting Person may be deemed to have beneficial ownership of 7,625,126 shares of Common Stock, of which 6,622,218 shares are subject to purchase pursuant to presently exercisable options beneficially held by the Reporting Person. Accordingly, the Reporting Person beneficially owns 63.4% of all Common Stock presently reported by the Issuer to be outstanding, together with shares of Common Stock that CUCC would have the right to purchase pursuant to the Amended and Restated Stock Option Agreement.

         (b)      Common Stock

                           (i) Sole power to vote or direct the vote of 7,625,126 shares of Common Stock.

                           (ii) Shared power to vote or direct the vote of 0 shares of Common Stock.

                           (iii) Sole power to dispose or direct the disposition
                  of 7,625,126 shares of Common Stock.

                           (iv)   Shared   power  to   dispose   or  direct  the
                  disposition of 0 shares of Common Stock.

         (c) See responses to Items 3 and 4 above.

         (a) - (c)

         Except as set forth above in this response to Item 5, to the best knowledge of the Reporting Person, none of the persons listed in
         Schedule I hereto beneficially owns any Common Stock or has effected any transaction in Common Stock in the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------

         The  Reporting  Person's  response  to Item 6 in this  Schedule  13D is
hereby   amended  by  deleting  the  previous   response  in  its  entirety  and
substituting the following:

         Except as otherwise described in the response to Item 4, as amended hereby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, CUCC, CIMS or, to the best knowledge of the Reporting Person, the persons listed in Schedule I hereto, or between the Reporting Person, CUCC, CIMS or, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto, on the one hand, and any other person, on the other hand, with respect to any securities of the Issuer. See also Exhibits B and C attached hereto and the Registration Agreement attached as Exhibit G to the Reporting Person's Amendment No. 1 to
Schedule 13D filed June 6, 1995, which are incorporated herein by reference.


Item 7.  Materials to be Filed as Exhibits
-------------------------------------------

         Exhibit A               Power of Attorney, dated September 26, 1995.(1)

         Exhibit B               B  Replacement  and  Termination  Agreement,
                                 dated September 30, 1998,  among the Issuer,
                                 CUCC and CIMS  (which  includes  the form of
                                 the    Promissory    Note   as   Exhibit   A
                                 thereto)(filed herewith)

         Exhibit C               Amended,  Restated and Consolidated  Stock
                                 Option Agreement, dated September 30, 1998, between the Issuer and CUCC (filed herewith)

--------------------------

(1)      Previously  filed  with  the  Reporting  Person's  Amendment  No. 2  to
         Schedule 13D filed September 28, 1995.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           CITIZENS UTILITIES COMPANY



Dated:  October 9, 1998                    By: /s/ Stephen A. Bouchard
                                                   -----------------------
                                                   Stephen A. Bouchard
                                                   Attorney-In-Fact

                                   SCHEDULE I
                                   ----------

     The names, addresses and principal occupations of each of the executive officers and directors of Citizens Utilities Company are listed below.


      NAMES AND ADDRESSES                  PRINCIPAL OCCUPATION
      -------------------                  --------------------

           DIRECTORS


Norman I. Botwinik                     (retired)
Building #14
60 Connolly Parkway
Hamden, CT 06514


Aaron I. Fleischman                    Senior Partner,
Fleischman and Walsh, L.L.P.           Fleischman and Walsh, L.L.P.
1400 Sixteenth Street, N.W.            (legal services)
Washington, D.C. 20036

James C. Goodale                       Of Counsel
Debevoise & Plimpton                   Debevoise & Plimpton
875 Third Avenue                       (legal services)
New York, NY  10022

Stanley Harfenist                      President
Adesso, Inc.                           Adesso, Inc.
5110 E. Goldleaf Circle, Ste. 50       (computer hardware manufacturing)
Los Angeles, CA 90056

Andrew N. Heine                        Of Counsel
Gordon Altman Butowsky Weitzen         Gordon Altman Butowsky Weitzen
Shalov & Wein                          Shalov & Wein
114 West 47th Street, 20th Fl.         (legal services)
New York, NY  10036-1510

John L. Schroeder                      Director
Citizens Utilities Company             Dean Witter Funds
3 High Ridge Park                      (investment services)
Stamford, CT  06905


Robert D. Siff                         Consultant
Citizens Utilities Company             Regional Banks
3 High Ridge Park                      (banking services)
Stamford, CT 06905


Robert A. Stanger                      Chairman, Robert A. Stanger
Robert A. Stanger & Co., Inc.          & Co., Inc.
1129 Broad Street                      (publishing; investment
Shrewsbury, NJ 07702                   advisory services)


Charles H. Symington, Jr.              Director
Citizens Utilities Company             31 Corporation
3 High Ridge Park                      (investment services)
Stamford, CT 06905


Edwin Tornberg                         President and Director
Edwin Tornberg & Co., Inc.             Edwin Tornberg & Co., Inc.
7251 15th Place, N.W.                  (management and brokerage
Washington, D.C. 20012                 services in the radio industry)

Claire L. Tow                          Senior Vice President
Century Communications Corp.           Century Communications Corp.
50 Locust Avenue                       (cable television services)
New Canaan, CT 06840


Leonard Tow                            Chairman of the Board and
Citizens Utilities Company             Chief Executive Officer
3 High Ridge Park                      Citizens Utilities Company
Stamford, CT 06905



      NAMES AND ADDRESSES                  POSITIONS
      -------------------                  ---------

      EXECUTIVE OFFICERS


Leonard Tow                            Chairman of the Board and
Citizens Utilities Company             Chief Executive Officer
3 High Ridge Park
Stamford, CT 06905

Daryl A. Ferguson                      President and Chief Operating Officer
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


Robert J. DeSantis                     Vice President, Chief Financial Officer
Citizens Utilities Company             and Treasurer
3 High Ridge Park
Stamford, CT 06905


J. Michael Love                        Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


L. Russell Mitten II                   Vice President and General Counsel
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


David B. Sharkey
Citizens Utilities Company             President and Chief Operating Officer,
3 High Ridge Park                      Electric Lightwave, Inc.
Stamford, CT 06905


Livingston E. Ross                     Vice President and Controller
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


O. Lee Jobe                            Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


Donald P. Weinstein                    Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

     The names, addresses and principal occupations of each of the executive officers and directors of CU CapitalCorp. are listed below.



      NAMES AND ADDRESSES                  PRINCIPAL OCCUPATION
      -------------------                  --------------------

           DIRECTORS


Robert J. DeSantis                     Vice President, Chief Financial Officer
Citizens Utilities Company             and Treasurer
3 High Ridge Park                      Citizens Utilities Company
Stamford, CT 06905


Daryl A. Ferguson                      President and Chief Operating Officer,
Citizens Utilities Company             Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


Peter C. Fulweiler                     Vice President, PNC Bank, Delaware
PNC Bank, Delaware
222 Delaware Avenue
Wilmington, DE 19899


Leonard Tow                            Chairman of the Board and
Citizens Utilities Company             Chief Executive Officer
3 High Ridge Park                      Citizens Utilities Company
Stamford, CT 06905



      NAMES AND ADDRESSES                  POSITIONS
      -------------------                  ---------

      EXECUTIVE OFFICERS


L. Russell Mitten, II                  Vice President,
Citizens Utilities Company             General Counsel and Assistant Secretary
3 High Ridge Park
Stamford, CT 06905


Livingston E. Ross                     Vice President and Controller
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


Charles J. Weiss                       Secretary and Assistant Vice President
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


Daryl A. Ferguson                      President and Chief Operating Officer
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905


Robert J. DeSantis                     Vice President, Treasurer,
Citizens Utilities Company             Chief Financial Officer and
3 High Ridge Park                      Assistant Secretary
Stamford, CT 06905


Edward O. Kipperman                    Vice President, Tax
Citizens Utilities Company
3 High Ridge Park
Stamford, CT 06905

                                                     Exhibit B




               REPLACEMENT AND TERMINATION AGREEMENT


         THIS REPLACEMENT AND TERMINATION AGREEMENT is dated as of September 30, 1998, by and among Hungarian Telephone and Cable Corp., a Delaware corporation ("HTCC"), Citizens International Management Services Company, a Delaware corporation ("CIMS"), and CU CapitalCorp., a Delaware corporation ("CUCC").

                            W I T N E S S E T H :

         WHEREAS, HTCC and CUCC are parties to that certain Master Agreement dated as of May 31, 1995 (the "Master Agreement");

         WHEREAS, HTCC and CIMS are parties to that certain Management Services Agreement dated as of May 31, 1995, as amended by the First Amendment to Management Services Agreement dated as of September 28, 1995 and the Second Amendment to Management Services Agreement dated as of February 26, 1996 (as amended, the "Management Services Agreement");

         WHEREAS, HTCC and CUCC desire to terminate the Master Agreement and enter into certain replacement agreements as set forth herein; and

         WHEREAS, HTCC and CIMS desire to terminate the Management Services Agreement and enter into certain replacement agreements as set forth herein.

         NOW, THEREFORE, for and in consideration of the mutual promises, representations and warranties herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                  TERMINATION OF MANAGEMENT SERVICES AGREEMENT

         1.1. Termination. For the consideration described in Section 1.2 below, CIMS hereby agrees to terminate, and by their execution hereof CIMS and HTCC hereby terminate, the Management Services Agreement, effective as of the date hereof.

         1.2.     Consideration.

                  (a) Delivery of Common Stock. Contemporaneously with the execution hereof, HTCC has issued and delivered to CIMS 100,000 shares (the "Shares") of common stock, par value $.001 per share ("Common Stock"), of HTCC in final settlement and payment of $1,200,000 of accrued fees and expenses due and payable to CIMS under the Management Services Agreement.

                  (b) Delivery of Promissory Note. Contemporaneously with the execution hereof, HTCC has issued and delivered to CIMS a promissory note in the form attached hereto as Exhibit A in the principal amount of $8,374,498 (the "Note"), evidencing HTCC's obligation to pay such amount of accrued fees and expenses due and payable to CIMS under the Management Services Agreement.

                  (c) Additional Payments to CIMS; Additional Consulting Services. In part as consideration for CIMS' agreement to terminate the Management Services Agreement and in part as consideration for the consulting services described below in this Section 1.2(c), HTCC promises to pay to CIMS the aggregate amount of Twenty-One Million Dollars ($21,000,000), payable in twenty-eight (28) quarterly installments of $750,000 each on January 1, April 1, July 1 and October 1 of each year from 2004 through and including 2010, with the first installment due and payable on January 1, 2004 (the "Additional Payments"). For each calendar year in which HTCC is required to make and is making the Additional Payments, CIMS, at the written request of HTCC, will provide HTCC up to three hundred (300) hours of consulting services during such calendar year. Such consulting services may relate only to strategic, operational or business planning and advice and counsel regarding financing and budgeting. HTCC shall reimburse CIMS for reasonable travel and incidental out-of-pocket expenses incurred by CIMS or its employees in providing any consulting services that may be requested by HTCC.

         1.3 Release and Waiver. HTCC and CIMS each hereby releases, waives and absolutely discharges, without reservation of any nature, type or kind, the other and its officers, directors, servants, agents, attorneys, employees, consultants, successors in interest, affiliates and related companies, past, present and future, from any and all claims, actions, causes of action, demands, suits, debts, accounts, controversies, damages, costs (including attorneys' fees), losses, expenses, obligations, agreements, promises, and all liabilities whatsoever, in each case of every nature, type or kind whatsoever, whether matured or unmatured, contingent or absolute, known or unknown, suspected or unsuspected, and whenever arising or accruing, under the Management Services Agreement.

                                   ARTICLE II

                       TERMINATION OF THE MASTER AGREEMENT

         2.1 Termination. HTCC and CUCC hereby agree that the Master Agreement shall be terminated, and by their execution hereof HTCC and CUCC hereby terminate the Master Agreement, effective as of the date hereof.

         2.2 Release and Waiver. HTCC and CUCC each hereby releases, waives and absolutely discharges, without reservation of any nature, type or kind, the other and its officers, directors, servants, agents, attorneys, employees, consultants, successors in interest, affiliates and related companies, past, present and future, from any and all claims, actions, causes of action, demands, suits, debts, accounts, controversies, damages, costs (including attorneys'
fees), losses, expenses, obligations, agreements, promises, and all liabilities whatsoever, in each case of every nature, type or kind whatsoever, whether matured or unmatured, contingent or absolute, known or unknown, suspected or unsuspected, and whenever arising or accruing, under the Master Agreement.
                                   2
                                   ARTICLE III

                 AMENDED, RESTATED AND CONSOLIDATED STOCK OPTION AGREEMENT

         Contemporaneously with the execution hereof, HTCC and CUCC have duly executed and delivered to each other the Amended, Restated and Consolidated Stock Option Agreement in the form attached hereto as Exhibit B (the "Amended and Restated Option Agreement").

                                   ARTICLE IV

                      CERTAIN ADDITIONAL COVENANTS OF HTCC

         For so long as CUCC and its affiliates collectively hold at least 300,000 shares of Common Stock, HTCC covenants to CUCC as follows:

         4.1 HTCC's Board Composition. CUCC and HTCC hereby acknowledge that one person nominated by CUCC currently serves as CUCC's designee to the HTCC Board of Directors. CUCC's designee, or his successor(s), shall be entitled to be re-nominated for re-election to the HTCC Board of Directors for so long as CUCC and its affiliates collectively hold at least 300,000 shares of Common Stock. HTCC also agrees, unless CUCC otherwise consents in writing, (a) to take all actions as are necessary to cause the Board of Directors of HTCC to be comprised of at least six (6) members for so long as CUCC has the right to designate a person to serve on the HTCC Board of Directors, (b) not to create an executive committee of such Board, and (c) not to permit such Board to be divided into classes having staggered terms.

         4.2 Preemptive Rights. In connection with any public or private issuance of shares of Common Stock (an "Issuance") and provided CUCC continues to own at least 300,000 shares of HTCC Common Stock as of the date of the Issuance, HTCC shall grant CUCC the right for a thirty (30) day period following any such Issuance to purchase such number of shares of HTCC Common Stock sufficient to maintain CUCC's then existing percentage ownership interest of Common Stock on a fully diluted basis, with such percentage ownership interest to be calculated immediately prior to the Issuance and with the number of shares subject to such purchase right to be calculated after giving effect to the Issuance.

         For purposes of this Section 4.2, references to CUCC's then existing percentage ownership interest of Common Stock on a fully diluted basis shall include shares of Common Stock issuable, without regard to the exercise or purchase price therefor being higher, lower or the same as then market prices,
(a) to CUCC or any of its affiliates upon exercise of the Options (as defined in the Amended and Restated Option Agreement) to the extent then exercisable and
(b) to any other person
upon exercise of options and warrants or other securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other securities of HTCC outstanding on the date hereof or hereinafter issued or granted.

         The above rights shall exist with respect to shares of Common Stock originally authorized, shares of Common Stock hereafter authorized, or treasury shares, but shall not exist with respect to shares of Common Stock issued to Tele Danmark A/S ("Tele Danmark") upon exercise of its preemptive rights with respect to the Issuance, if and to the extent that Tele Danmark shall have irrevocably waived its preemptive rights with respect to shares of Common Stock issued in connection with the exercise by CUCC and its affiliates of their preemptive rights under this Section 4.2. Provided that Tele Danmark irrevocably waives its preemptive rights in connection with the following Issuances, the above rights also shall not exist with respect to the following Issuances:

                  (i) Shares of Common Stock issued on exercise of the Options (as defined in the Amended and Restated Option Agreement);

                  (ii) Options issued by HTCC pursuant to its Employee Stock Option Plan and its Director Stock Option Plan, and shares of Common Stock issued in connection with the exercise of such options, and the other options or warrants outstanding on the date of this Agreement and listed on Schedule 4.2 hereto;

                  (iii) Shares of Common Stock offered to CUCC pursuant to the first paragraph of this Section 4.2 which are not purchased by CUCC; and

                  (iv) Shares of Common Stock issued to effect a duly authorized
(x) merger or consolidation, (y) acquisition of the shares of another corporation, or (z) plan of reorganization; provided that the HTCC Board of Directors that duly authorized and approved such issuance was constituted as required by Section 4.1.

         Each holder of Common Stock, Options (as defined in the Amended and Restated Option Agreement) or other securities convertible into, or exchangeable or exercisable for, shares of Common Stock that is an affiliate of CUCC shall have the rights set forth in this Section 4.2 as if CUCC held the shares of Common Stock or the shares of Common Stock then issuable on conversion, exchange or exercise of the Options (as defined in the Amended and Restated Option Agreement) and any other securities convertible into, or exchangeable or exercisable into, shares of Common Stock then held by such holder.

         CUCC must exercise such right within 30 days of such Issuance and must pay the purchase price for such shares in cash (U.S. Dollars) concurrently with the exercise of such right; provided that any individual issuance of shares of Common Stock by HTCC of less than 50,000 shares (a "50,000 Issuance") shall be aggregated and CUCC's preemptive rights as to such Issuance(s) shall become effective at the earlier of (x) the date of any aggregate issuance by HTCC of shares of Common Stock equal to or greater than a 50,000 Issuance (the "Aggregate Date") or (y) the day that is 30 calendar days prior to the record date for any meeting of shareholders of HTCC (the "Pre-Record Date"). On such Aggregate Date or Pre-Record Date, as the case may be, CUCC shall have 30 days from such date to maintain its preemptive right to purchase such number of shares at such prices as it would have been entitled to purchase on the date of such Issuance(s) as set forth in this Section 4.2. HTCC shall promptly notify CUCC upon the occurrence of the Aggregate Date or Pre-Record Date, as the case may be, and the amount of shares which CUCC shall have the right to purchase and at what price(s). When calculating such number of shares, the parties shall assume that CUCC would have exercised all of its preemptive rights as to any Issuance under a 50,000 Issuance.

         The purchase price per share for shares of Common Stock purchasable pursuant to Section 4.2 shall be the greater of (x) the cash paid per share in the Issuance, (y) the value assigned per share in the Issuance in a non-cash transaction, or (z) the fair market value per share of HTCC Common Stock on the date of issuance. The "fair market value" of a Common Stock means the average of the high and low quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a share on the American Stock Exchange, or, if the shares are not listed or admitted to trading on such Exchange, on the principal United States securities exchange registered under the Securities Act of 1934, as amended, on which the shares as listed or admitted to trading, or if the shares are not listed or admitted to trading on any such exchange, the mean between the closing high bid and low asked quotations with respect to a share on such date on the National Association of Securities Dealers, Inc. Automated Quotation System, or any similar system then in use, or if no such quotations are available, the fair market value on such date of a shares as the HTCC Board of Directors shall determine. Customary adjustments may be made in the number of shares offered in order to eliminate fractional shares.

                                    ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF HTCC

         HTCC hereby represents and warrants to CUCC and CIMS as follows:

         5.1 Organization. HTCC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified as a foreign corporation in all jurisdictions in which it is required to be so qualified.

         5.2 Capitalization. The authorized capital stock of HTCC consists of 25,000,000 shares of Common Stock, of which 5,395,864 shares, including the Shares, are issued and outstanding, and 7,473,915 shares are reserved for issuance upon the exercise of currently outstanding rights, warrants and options to purchase shares of Common Stock and the conversion of currently outstanding securities convertible into shares of Common Stock, including the Options (as defined in the Amended and Restated Option Agreement). All of the outstanding shares of Common Stock, including without limitation the Shares, have been duly authorized, validly issued, and are fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws. Except as disclosed in Schedule 4.2 or 5.2 hereto, there are no existing warrants, options, conversion rights, calls or commitments of any character pursuant to which HTCC is or may become obligated to issue or repurchase any shares of capital stock or other securities other than with respect to the Amended and Restated Option Agreement. Except CUCC, CIMS and Tele Danmark, no shareholder of HTCC has any pre-emptive right to acquire any securities of HTCC. Since May 31, 1995, HTCC has repurchased none of its outstanding capital stock. Except as disclosed on Schedule 5.2, there are no agreements or understandings with respect to the voting, sale, transfer or registration of any shares of capital stock of HTCC or any of its subsidiaries to which HTCC or any subsidiary is a party other than in favor of CUCC and CIMS.

         5.3 Corporate Authority. HTCC has all corporate authority necessary to execute and deliver this Agreement, the Note, and the Amended and Restated Option Agreement (the "HTCC Documents"). Prior to the date of this Agreement, the Board of Directors of HTCC approved the execution of definitive documentation on terms as set forth in the HTCC Documents and the arrangements and actions contemplated hereby and thereby. The execution, delivery and performance of the HTCC Documents and the arrangements and actions contemplated hereby and thereby (including without limitation the issuance of the Shares and the Note to CIMS and the issuance of the Additional Options (as defined in the Amended and Restated Option Agreement) to CUCC) have been duly and validly authorized by all necessary corporate action on the part of HTCC. The HTCC Documents are the valid and binding obligations of HTCC enforceable in accordance with their terms.

         5.4 No Violation. The HTCC Documents and the arrangements and actions contemplated hereby and thereby do not violate any provisions of HTCC's corporate charter or bylaws, or any contract, agreement, law or regulation to which HTCC or any of its properties is a party or subject, and the same do not require the consent or approval of any regulatory authority or governmental body of the Republic of Hungary or of the United States of America or of any state or subdivision thereof or of any other person that has not been obtained.

         5.5 Reliance by CUCC and CIMS. The foregoing representations and warranties are made by HTCC with the knowledge and understanding that CUCC and CIMS are placing complete reliance thereon and are thereby induced to enter into this Agreement and the other agreements contemplated hereby, and to agree to the arrangements and actions contemplated hereby and thereby.

                                   ARTICLE VI

                 REPRESENTATIONS AND WARRANTIES OF CUCC AND CIMS

         CUCC and CIMS hereby jointly and severally represent and warrant to HTCC as follows:

         6.1 Organization and Authority. Each of CUCC and CIMS is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the power and authority to carry on the business in which it is engaged and to execute, deliver and perform its obligations under this Agreement and the Amended and Restated Option Agreement (the "Citizens Agreements"). The execution, delivery and performance of the Citizens Agreements and the arrangements and actions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of CUCC and CIMS, as applicable, and are the valid and binding obligations of CUCC and CIMS enforceable in accordance with their terms.

         6.2 Purchase for Investment. The Shares and the Additional Options (as defined in the Amended and Restated Option Agreement) are being acquired by CIMS and CUCC, respectively, for their own accounts for investment and not with a view to, or for resale in connection with, the distribution thereof, nor with any intention of distributing or selling any shares of Common Stock, including any shares of Common Stock that may be issued in accordance with the Amended and Restated Option Agreement. If either CUCC or CIMS should in the future decide to dispose of shares of Common Stock, it understands and agrees that it may do so only in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise in compliance with the Securities Act, as then in effect. If either CUCC or CIMS should decide to dispose of any such shares of Common Stock (other than shares which have been registered under the Securities Act), it will, at its expense, designate counsel acceptable to HTCC in connection with such disposition, who shall provide an opinion to HTCC as to whether the proposed sale or other distribution of any such shares of Common Stock would require registration under the Securities Act as then in effect. If the opinion of such counsel is to the effect that the proposed sale or other distribution does not require any registration under the Securities Act as then in effect, CUCC or CIMS shall be entitled to effect such sale or other disposition. If the opinion of such counsel is to the effect that the proposed sale or other disposition requires such registration, such sale or other disposition may not be made unless such registration is duly effected in accordance with the opinion of such counsel.

         6.3 Accredited Investor. Each of CUCC and CIMS is an "accredited investor," as that term is defined in Regulation D promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act.

         6.4 No Violations. The Citizens Agreements and the arrangements and actions contemplated under each do not violate any provisions of CUCC's or CIMS' corporate charter or bylaws, or any contract, agreement, law or regulation to which CUCC, CIMS or any of their respective properties is party or subject and the same do not require the consent or approval of any regulatory authority or governmental body of the United States or of any state or subdivision thereof or of any other person.

                                    ARTICLE VII

                                 INDEMNIFICATION


         7.1 Indemnification of CUCC and CIMS by HTCC. HTCC hereby agrees to defend, indemnify and hold harmless CUCC, CIMS and their affiliates from and against any and all claims, demands, causes of action, liabilities, losses, damages, costs and expenses, including litigation costs and reasonable attorneys' fees, not otherwise recovered from insurance carriers (all of the foregoing are hereinafter referred to as "losses") which losses may accrue to or be sustained by CUCC or CIMS by, or arising out of, or as a result of, any of HTCC's representations, warranties, covenants or agreements contained in any of the HTCC Documents being incorrect, untrue, or breached notwithstanding the fact that CUCC or CIMS knew or should have known that any such representation, warranty, covenant or agreement was incorrect, untrue or breached at the time it was made, and whether or not HTCC has knowledge of any such non-compliance and whether or not any such non-compliance is material with respect to CUCC or CIMS.

         7.2 Indemnification of HTCC by CUCC and CIMS. CUCC and CIMS hereby jointly and severally agree to defend, indemnify and hold harmless HTCC and its affiliates from and against any and all claims, demands, causes of action, liabilities, losses, damages, costs and expenses, including litigation costs and reasonable attorneys' fees, not otherwise recovered from insurance carriers (all of the foregoing are hereinafter referred to as "losses") which losses may accrue to or be sustained by HTCC by, or arising out of, or as a result of, any of CUCC or CIMS's representations, warranties, covenants or agreements contained in any of the Citizens Agreements being incorrect, untrue, or breached notwithstanding the fact that HTCC knew or should have known that any such representation, warranty, covenant or agreement was incorrect, untrue or breached at the time it was made, and whether or not CUCC or CIMS has knowledge of any such non-compliance and whether or not any such non-compliance is material with respect to HTCC.

                                  ARTICLE VIII

                                     GENERAL

         8.1 Further Assurances. Each party to this Agreement shall at the request of the other furnish, execute and deliver such schedules, documents, instruments, opinions of counsel, certificates, notices or other further assurances as counsel for the requesting party shall reasonably require as necessary to effect complete consummation of this Agreement and the arrangements and actions contemplated herein.

         8.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or five calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

                  (a)      If to CUCC or CIMS, to it care of:

                           Citizens Utilities Company
                           High Ridge Park
                           Stamford, CT 06905
                           Facsimile No.: 203/614-4651
                           Attn:  President
                           with required copy to:

                           Citizens Utilities Company
                           High Ridge Park
                           Stamford, CT 06905
                           Facsimile No.: 203/614-4651
                           Attn:  General Counsel

                  (b)      If to HTCC, to:

                           Hungarian Telephone and Cable Corp.
                           1126 Budapest
                           Kiralyhago u.w.
                           Budapest, Hungary
                           Facsimile No.:  011-361-202-4778
                           Attention:  Chief Executive Officer

                           with required copy to:

                           Hungarian Telephone and Cable Corp.
                           100 First Stamford Place
                           Stamford, CT  06902
                           Facsimile No.:  203/348-0128
                           Attention:  General Counsel

         8.3 Amendment. This Agreement may be amended only by a written instrument duly executed by or on behalf of all of the parties hereto.

         8.4 Binding Effect of this Agreement. This Agreement, together with each agreement, instrument, schedule, exhibit and certificate referred to in this Agreement, shall constitute the entire contract between the parties hereto and no party shall be liable or bound to the other in any manner by any warranties or representations except as specifically set forth herein or therein. This Agreement supersedes all prior agreements and understandings of the parties hereto in connection herewith, including, without limitation, the Management Services Agreement and the Master Agreement.

         8.5 Captions.  The captions in this Agreement are for convenience  only
and  shall  not  be  considered  a  part  of  or  affect  the   construction  or
interpretation of any provision of this Agreement.

         8.6 Assignment. No party hereto shall assign its rights or obligations under this Agreement or any part thereof, nor shall any party assign or delegate any of its rights or duties hereunder without the prior written consent of the other parties, and any assignment made without such consent shall be void; provided, however, that CUCC and CIMS may assign their respective rights and obligations hereunder and their respective rights and obligations under the Note, the Amended and Restated Option Agreement and the Registration Agreement, together or separately, to any one or more direct or indirect wholly-owned subsidiaries of Citizens Utilities Company, a Delaware corporation (including any direct or indirect wholly-owned subsidiary of Citizens Utilities Company that holds substantially all of the communications assets and properties of Citizens Utilities Company, the stock of which may be distributed or otherwise transferred to some or all of the shareholders of Citizens Utilities Company), without the approval or consent of HTCC. CUCC and CIMS also may pledge or otherwise grant a security interest in their respective rights under the Citizens Agreements and the Note, and may pledge the Shares, the Note, any interest in shares that may be issued in accordance with the Amended and Restated Option Agreement, the shares of Common Stock received upon exercise of the Options (as defined in the Amended and Restated Option Agreement) and all proceeds thereunder, to any bank or group of banks without the approval or consent of HTCC. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         8.7 Expenses. Except as otherwise provided herein, each party shall be solely responsible for all expenses incurred by it in connection with this Agreement and the agreements and actions contemplated hereby (including without limitation, fees and expenses of its own counsel and accountants) and shall not be entitled to any reimbursement therefor from the other party hereto except pursuant to the indemnification provision of Article VII hereof.

         8.8 Counterparts; Facsimile Signature Pages. This Agreement may be executed in one or more counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts together shall constitute but one instrument. This Agreement shall be deemed to be executed upon the exchange of executed facsimile signature pages (with original executed signature pages to follow by mail).

         8.9 Governing Law; Forum; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof. Each of the parties to this Agreement hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the courts of the State of Delaware for any proceeding arising in connection with this Agreement and the Note (and each such party agrees not to commence any such proceeding, except in such courts), (ii) to the extent such party is not a resident of the State of Delaware, agrees to appoint an agent in the State of Delaware as such party's agent for acceptance of legal process in any such proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, and to notify promptly each other party hereto of the name and address of such agent, (iii) waives any objection to the laying of venue of any such proceeding in the courts of the State of Delaware, and (iv) waives, and agrees not to plead or to make, any claim that any such proceeding brought in any court of the State of Delaware has been brought in an improper or otherwise inconvenient forum.

         8.10 Nature and Survival of Representations. All statements contained in any certificate, instrument or document delivered by or on behalf of any of the parties pursuant to this Agreement and the arrangements and actions contemplated hereby shall be deemed representations and warranties by the respective parties hereunder. All representations and warranties made by the parties, each to the other, in this Agreement or pursuant hereto shall survive the consummation of the transactions contemplated by this Agreement, notwithstanding any investigation heretofore or hereafter made by any of them or on behalf of any of them.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                        HUNGARIAN TELEPHONE AND CABLE CORP.


                        By______________________________
                             Francis J. Busacca, Jr.
                            Acting President and CEO,
                             Chief Financial Officer


                        CU CAPITALCORP.


                         By_____________________________
                                      Name:
                                      Title:



                        CITIZENS INTERNATIONAL MANAGEMENT
                        SERVICES COMPANY


                         By_____________________________
                                      Name:
                                      Title:

                         LIST OF EXHIBITS AND SCHEDULES


EXHIBIT A                           Promissory Note

EXHIBIT B                           Amended, Restated and Consolidated Stock
                                    Option Agreement

SCHEDULE 4.2                        Outstanding Options and Warrants

SCHEDULE 5.2                        Other Commitments

                                  PROMISSORY NOTE

$8,374,498.00                                               September 30, 1998


         FOR VALUE RECEIVED, Hungarian Telephone and Cable Corp., a Delaware corporation (the "Company"), promises to pay to the order of Citizens International Management Services Company, a Delaware corporation (hereinafter called the "Payee"), payable at the Payee's offices c/o Citizens Utilities Company at High Ridge Park, Stamford, Connecticut, 06905, or such other place as may be designated in writing to the Company by Payee, or any subsequent holder of this Note (the "Holder"), the principal sum of Eight Million Three Hundred Seventy-Four Thousand Four Hundred Ninety-Eight Dollars and No Cents ($8,374,498.00), with interest thereon during the period that any portion of the principal balance due under this Note remains unpaid and outstanding at a varying rate per annum which is two and one-half percent (2.50%) per annum above the interest rate published by The Wall Street Journal from time to time as the London Interbank Offered Rate for one-year dollar deposits, with adjustments in such varying rate to be made on the first business day in the State of New York of each calendar month. This Note is issued pursuant to the Replacement and Termination Agreement, dated as of the date hereof, among the Company, Payee and CU CapitalCorp.

Payment of Interest

         Accrued interest on the principal amount outstanding hereunder shall be payable annually in arrears on September 15th of each year, commencing September 15, 1999; provided, however, that if any such date on which interest is payable on this Note is not a business day in the State of New York, then payment of such interest will be made the next succeeding day which is a business day in the State of New York.

Maturity Date

         All principal remaining outstanding hereunder shall be due and payable in full, together with accrued and unpaid interest thereon, on September 15, 2004.

Waiver

         The Company and any and each co-maker, guarantor, accommodation party, endorser or other person or entity liable for the payment or collection of this Note expressly waive demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, bringing of suit, and diligence in taking any action to collect amounts called for hereunder, and in the handling of property at any time existing as security in connection herewith, and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder or in connection with any right, lien, interest or property at any and all times had or existing as security for any amount called for hereunder.

Costs of Collection

         The Company agrees to pay all reasonable costs, including reasonable attorney's fees, incurred by Payee of this Note or any subsequent Holder thereof, in collection or enforcing payment of this Note in accordance with its terms.

Prepayment

         This Note may be prepaid in whole or in part at any time, upon ten (10) days' written notice to the Payee.

Amendment

         This Note may not be changed or terminated orally.

Assignment

         Neither the Company nor Payee shall assign its rights or obligations under this Note or any part thereof, nor shall the Company or Payee delegate any of its rights or obligations hereunder without the prior written consent of the other, and any assignment made without such consent shall be void; provided, however, that Payee may assign this Note to any one or more direct or indirect wholly-owned subsidiaries of Citizens Utilities Company (including any direct or indirect wholly-owned subsidiary of Citizens Utilities Company that holds substantially all of the communications assets and properties of Citizens Utilities Company, the stock of which may be distributed or otherwise transferred to some or all of the shareholders of Citizens Utilities Company), without the approval or consent of the Company.

Governing Law; Forum; Consent to Jurisdiction

         This Note shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof. The Company hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the courts of the State of Delaware for any proceeding arising in connection with this Note (and the Company agrees not to commence any such proceeding, except in such courts), (ii) to the extent the Company is not a resident of the State of Delaware, agrees to appoint an agent in the State of Delaware as the Company's agent for acceptance of legal process in any such proceeding against the Company with the same legal force and validity as if served upon the Company personally within the State of Delaware, and to notify promptly Payee of the name and address of such agent,
(iii) waives any objection to the laying of venue of any such proceeding in the courts of the State of Delaware, and (iv) waives, and agrees not to plead or to make, any claim that any such proceeding brought in any court of the State of Delaware has been brought in an improper or otherwise inconvenient forum.

         IN WITNESS WHEREOF, the Company has caused this Note to be executed by a duly authorized officer and attested by its Secretary.

                                            HUNGARIAN TELEPHONE AND CABLE CORP.



                                            By:   _____________________________
                                                     Francis J. Busacca, Jr.
                                                     Acting President and CEO,
                                                     Chief Financial Officer

                                  SCHEDULE 4.2

                        OUTSTANDING OPTIONS AND WARRANTS



Warrant Holders

         Private Placement Agent (Reg S) Warrants
              exercisable at $14 (expire 5/4/99)...................61,950

         Bell of Canada Warrants
              exercisable at $20 (expire 9/29/99)..................25,000
                                                                   -------
                                                                   86,950

Option Holders
Stock Option Plan (750,000 shares authorized
less 325,000 available and 167,500 exercised)
   82,500     exercisable at $12.25 (expire 2/7/00)
  200,000     exercisable at $14.00 (expire 7/26/01)
   70,000     exercisable at $ 8.75 (expire 3/31/02)
   10,000     exercisable at $ 9.44 (expire 5/15/02)
   15,000     exercisable at $11.69 (expire 10/30/02)
  120,000     exercisable at $ 8.00 (expire 3/31/03)
   10,000     exercisable at $ 8.00 (expire 5/30/03).....................507,500

     Director Stock Option Plan
          40,000           exercisable at $ 9.44 (expire 5/15/07)
          20,000           exercisable at $ 6.78 (expire 6/9/08)..........60,000

     Employee Management Stock Options
         197,247 exercisable at $ 4.00 (expire 8/16/04)..................197,247
                                                                         -------
                                                                         764,747

                                  SCHEDULE 5.2

                                OTHER COMMITMENTS

1) Tele Danmark A/S has the right to nominate and elect one member to the HTCC Board of Directors.

2) The holders of the warrants listed an Schedule 4.2 hereto have registration rights with respect to the shares of Common Stock to be issued upon exercise of such warrants.

                                                           EXHIBIT C

            AMENDED, RESTATED AND CONSOLIDATED STOCK OPTION AGREEMENT


         THIS AMENDED, RESTATED AND CONSOLIDATED STOCK OPTION AGREEMENT (this "Agreement"), is made as of September 30, 1998, by and between Hungarian Telephone and Cable Corp., a Delaware corporation (the "Company"), and CU CapitalCorp., a Delaware corporation ("CUCC").


                               W I T N E S S E T H

         WHEREAS, the Company and CUCC are parties to that certain Stock Option Agreement, dated as of May 31, 1995 (the "First Stock Option Agreement"), pursuant to which the Company granted to CUCC the right to purchase such number of shares of Common Stock of the Company, par value $.001 per share ("Common Stock"), that, when exercised and combined with certain other shares of Common Stock owned by CUCC and certain other rights to purchase shares of Common Stock held by CUCC, was intended to result in CUCC holding in the aggregate fifty-one percent (51%) of the shares of Common Stock then outstanding on a fully diluted basis;

         WHEREAS, on September 12, 1995, at a duly called meeting of the shareholders of the Company, the shareholders of the Company approved the Company's execution of the First Stock Option Agreement and the grant of the stock options evidenced thereby;

         WHEREAS, the Company has issued and delivered to CUCC that certain Warrant to Purchase Shares of Common Stock, dated as of May 31, 1995 (the "Warrant"), pursuant to which the Company granted to CUCC the right to purchase 299,219 shares of Common Stock for an initial purchase price of $13.00 per share;

         WHEREAS, the Company and CUCC are parties to that certain Second Stock Option Agreement dated as of September 28, 1995, as amended by that certain Second Agreement to Amend and Restate dated as of October 30, 1995 (as amended, the "Second Stock Option Agreement"), pursuant to which the Company granted to CUCC the right to purchase 626,155 shares of Common Stock for a purchase price of $13.75 per share;

         WHEREAS, the Company and CUCC (i) entered into that certain First Amendment to the Warrant, dated as of October 18, 1996 (the "First Amendment to Warrant"), and that certain First Amendment to Stock Option Agreement, dated as of October 18, 1996 (the "First Amendment to First Stock Option Agreement"), pursuant to which the Company extended through September 12, 2000, the exercise periods of the Warrant and certain of the options granted pursuant to the First Stock Option Agreement, and (ii) entered into a Third Stock Option Agreement, dated as of October 18, 1996 (the "Third Stock Option Agreement"), pursuant to which the Company granted to CUCC the right to purchase 875,850 shares of Common Stock for an initial purchase price of $12.75 per share;

         WHEREAS, in settlement of a dispute between the Company and CUCC, the Company has agreed to grant CUCC the right to purchase an additional 2,110,896 shares of Common Stock (the "Additional Stock Options") for an initial purchase price of $13.00 per share and on the terms and conditions hereinafter set forth; and

         WHEREAS, the Company and CUCC now desire (a) to amend, restate and consolidate herein (i) the First Stock Option Agreement, as amended by the First Amendment to Stock Option Agreement, (ii) the Warrant, as amended by the First Amendment to the Warrant, (iii) the Second Stock Option Agreement, and (iv) the Third Stock Option Agreement (collectively, the "Existing Option Agreements"); and (b) to establish the terms and conditions applicable to the Additional Stock Options.

         NOW, THEREFORE, in consideration of the premises hereof, and intending to be legally bound hereby, the parties hereby agree as follows:

         1.       Stock Options.

                  (a) Existing Option Agreements. Effective as of the date hereof, each of the Existing Option Agreements is amended, restated, consolidated herein and replaced in its entirety by this Agreement. The Company and CUCC hereby acknowledge and agree that, pursuant to the applicable Existing Option Agreement, the Company previously has granted to CUCC, that immediately prior to the execution hereof CUCC continued to have and to hold, and that this Agreement now evidences, the irrevocable options (the "Existing Options") to purchase the number of shares of Common Stock set forth below (the "Existing Option Shares"), at the initial purchase price per share set forth below (subject to adjustment as set forth below), payable in cash:

     (i)  Option  to  purchase   299,219   shares  of  Common   Stock  at
$13.00 per share (representing Existing Option Shares previously purchasable pursuant to the Warrant).

    (ii)  Option  to  purchase   101,550   shares  of  Common  Stock  at $13.00
 per share(representing Existing Option Shares previously purchasable pursuant to the First Stock Option Agreement).

    (iii)  Option  to  purchase   869,516  shares  of  Common  Stock  at  $15.00
  per share(representing Existing Option Shares previously purchasable pursuant to the First Stock Option Agreement).

    (iv)  Option  to  purchase   869,516   shares  of  Common  Stock  at  $16.50
 per share(representing Existing Option Shares previously purchasable pursuant to the First Stock Option Agreement).

   (v)  Option  to  purchase   869,516   shares  of  Common   Stock  at  $18.00
 per share(representing Existing Option Shares previously purchasable pursuant to the First Stock Option Agreement).

   (vi)  Option  to  purchase   626,155   shares  of  Common  Stock  at  $13.75
 per share(representing Existing Option Shares previously purchasable pursuant to the Second Stock Option Agreement).

   (vii)  Option  to  purchase   875,850  shares  of  Common  Stock  at  $12.75
 per share(representing Existing Option Shares previously purchasable pursuant to the Third Stock Option Agreement).

                  (b) Additional Stock Options. The Company hereby grants to CUCC the irrevocable option (the "Additional Option" and, together with the Existing Options, the "Options") to purchase 2,110,896 shares of Common Stock (the "Additional Option Shares" and, together with the Existing Option Shares, the "Option Shares") at an initial purchase price of $13.00 per share (subject to adjustment as set forth below), payable in cash.

                  (c) Exercise Dates. The Additional Option may be exercised at any time and from time to time from the date hereof through July 1, 1999. The Existing Options may be exercised at any time and from time to time from the date hereof through September 12, 2000. Exercise of the Options may be in whole (at one time or in multiple parts aggregating the whole) or in part and shall be effectuated by delivering written notice of such exercise to the Company at any time and from time to time during such exercise period. Any and each such notice of exercise shall set forth the number of Option Shares to be acquired, the exercise price per share of the Options Shares to be acquired, the closing date, and the time and place of the closing.

                  (d) Registration Rights. The Company hereby acknowledges and agrees with CUCC that any Option Shares acquired by CUCC pursuant to any exercise of the Options are and shall be "Registrable Securities," as such term is defined in that certain Registration Agreement dated as of May 31, 1995, by and between the Company and CUCC (the "Registration Agreement"), and the terms and conditions of the Registration Agreement shall apply to such acquired Option Shares.

         2. Closing Date. The closing date with respect to the purchase of any of the Option Shares (the "Closing Date") shall be not less than three nor more than ten days after the date any notice of exercise with respect to an Option is given unless a waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), if applicable, has not expired and/or all necessary approvals, if any, applicable to such exercise of such Option pursuant to such exercise notice have not been obtained, in which case the Closing Date shall be not more than ten days after the last to occur of such waiting period expiration or the obtaining of the last such approval. In addition, in the event that, after any notice of exercise with respect to such Option is given, any preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such exercise of such Option is entered, the Closing Date shall be extended until ten days after the date such order is dissolved or otherwise ceases to be in effect. On the Closing Date, the aggregate purchase price for the Option Shares that are the subject of the exercise notice shall be delivered to the Company and the Company shall issue and deliver one or more certificates evidencing such Option Shares, and registered in such manner as the holder of the related Option shall direct.
                                   3
         3. Changes in the Option Shares; Anti-Dilution Provisions; Purchase Price Reset.

                  (a) For all purposes of this Agreement, the Option Shares shall mean the Option Shares as if presently outstanding and all securities or other consideration issued or exchanged with respect to the Option Shares on any recapitalization, reclassification, merger, consolidation, share exchange, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in its capital structure.

                  (b) Anti-Dilution Provisions. The respective purchase price per Option Share from time to time in effect under this Agreement, and the number and character of securities of the Company covered hereby, shall be subject to adjustment from time to time in certain instances hereinafter set forth. The term "Purchase Price" shall mean for each Option, the initial purchase price per share for such Option set forth in this Agreement, as adjusted pursuant to the terms hereof. The number of Option Shares purchasable upon the exercise of each Option and the Purchase Price for such Option shall be subject to adjustment as follows:

(i) In case the Company shall at any time after the date of execution of this Agreement (A) declare or pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock to holders of Common Stock, (B) subdivide its outstanding shares of Common Stock, (C) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (D) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing entity), the number of Option Shares purchasable upon exercise of the Options immediately prior thereto shall be adjusted so that the holder of the Options shall be entitled to receive the kind and number of Option Shares or other securities of the Company which he would have owned or have been entitled to receive after the happening of any of the events described above, had the Options been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (i) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(ii) In case the Company shall issue rights, options or warrants to all holders of its outstanding Common Stock entitling them (for a period of within 45 days after the record date mentioned below) to subscribe for or purchase shares of Common Stock at a price per share which is lower at the record date mentioned below than the Base Value per share of Common Stock (as defined in paragraph (v) below), the number of Option Shares then purchasable upon exercise of each Option shall be determined by multiplying the number of Option Shares then purchasable upon exercise of such Option by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at the Base Value per share of Common Stock at such record date. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                           (iii) In case the  Company  shall  distribute  to all
holders of its shares of Common Stock evidences of its indebtedness or assets (including cash dividends or other distributions in an amount in excess of 25% of consolidated earnings or earned surplus legally available for payment of dividends at the time of the declaration of any such dividend or distribution payable out of consolidated earnings or earned surplus, but excluding dividends or distributions payable in stock for which adjustment is made pursuant to paragraph (i) above or in the paragraph immediately following this paragraph) or rights, options or warrants, or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding those referred to in paragraph (ii) above), then in each case the number of Option Shares thereafter purchasable upon the exercise of each Option shall be determined by multiplying the number of Option Shares theretofore purchasable upon the exercise of such Option by a fraction, of which the numerator shall be the then current market price per share of Common Stock (as defined in paragraph (v) below) on the last trading date preceding the ex-dividend date with respect to such distribution,and of which the denominator shall be such market price per share of Common Stock less then fair value (as reasonably determined by the Board of Directors of the Company in good faith, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to the record date for the determination of shareholders entitled to receive such distribution.

                           In the event of a  distribution  by the  Company to
all holders of its shares of Common Stock of stock of a subsidiary or securities convertible into or exercisable for such stock, then in lieu of an adjustment in the number of Option Shares purchasable upon the exercise of an Option, the holder of such Option, upon the exercise thereof at any time after such distribution, shall be entitled to receive from the Company, such subsidiary or both, as the Company shall reasonably determine, the stock or other securities to which such holder would have been entitled if such holder had exercised such Option immediately prior thereto, all subject to further adjustment as provided in this subsection (b); provided, however, that no adjustment in respect of dividends or interest on such stock or other securities shall be made during the term of such Option or upon the exercise of such Option other than an adjustment which would be required pursuant to this Agreement.

                           (iv) In case the Company shall issue shares of Common
Stock or rights, options or warrants containing the right to subscribe for or purchase shares of Common Stock or securities convertible into Common Stock (including amendments and modifications to the price, nature or number of any existing rights, options or warrants containing the right to subscribe for or purchase shares of Common Stock or securities convertible into Common Stock other than due to reset, anti-dilution or adjustment rights presently contained therein, and excluding (A) shares, rights, options, warrants or convertible securities issued in any of the transactions described in paragraphs
(i), (ii) or (iii) above, (B) shares of Common Stock issued upon any exercise of any options or warrants to purchase shares of Common Stock granted to CUCC or any affiliate thereof or (C) securities issued in exchange for or on exercise or conversion of any rights, options or warrants described in this paragraph
(iv)) for a price per share of Common Stock, in the case of the issuance of Common Stock, or for the price per share of Common Stock initially deliverable upon conversion or exchange of such securities, less than the Base Value per share of Common Stock (as defined in paragraph (v) below) on the date the Company fixed the offering, conversion or exchange price of such additional shares, the number of Option Shares thereafter purchasable upon the exercise of an Option shall be determined by multiplying the number of Option Shares theretofore purchasable upon exercise of such Option by a fraction, of which the numerator shall be the number of shares of Common Stock so outstanding on such date plus the aggregate number of shares of Common Stock so issued or offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on such date plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so issued or offered would purchase at the Base Value per share of Common Stock at such record date. Such adjustment shall be made whenever such shares, rights, options, or warrants are issued or so amended or modified, and shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

                           (v)  For  the  purpose  of  any   computation   under
paragraphs (ii), (iii) and (iv) of this subsection (b), "Base Value per share of Common Stock" at any date means the greater of (A) the current market price per share of Common Stock on such date (computed as described below) or
(B) the Purchase Price in effect on such date. The current market price per share of Common Stock at any date shall be the average of the daily closing prices for the 20 consecutive trading day period commencing on the 29th trading day before the date of such computation and ending on the 10th trading day before the date of such computation. The closing price for each day shall be the last such reported sales price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case on the principal national securities exchange or in the NASDAQ/NMS to which the shares of Common Stock are listed or admitted to trading or, if not listed or admitted to trading, the average of the closing bid and asked prices of the Common Stock quoted on NASDAQ/ NMS or any comparable system. In the absence of one or more such quotations, the Company shall determine the current market price on the basis of such quotations as it considers reasonably appropriate.

                           (vi) No  adjustment  in the  number of Option  Shares
purchasable hereunder shall be required unless such adjustment would result in an increase or decrease of at least one percent of the Purchase Price; provided, however, that any adjustments which by reason of this paragraph
(vi) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest cent or to the nearest one-thousandth of a share, as the case may be.

                           (vii)   Whenever   the   number  of   Option   Shares
purchasable upon the exercise of an Option is adjusted, as herein provided, the Purchase Price payable upon exercise of such Option shall be adjusted by multiplying the appropriate Purchase Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the applicable Option immediately prior to such adjustment, and of which the denominator shall be the number of
such  Option  Shares  purchasable   thereunder  immediately thereafter.

                           (viii) No  adjustment  in the number of Option Shares
purchasable upon the exercise of the Option need be made under  paragraphs (ii),
(iii) or (iv) of this subsection (b) if the Company issues or distributes to the holder of the Options the shares, rights, options, warrants, or convertible or exchangeable securities, or the evidences of indebtedness or assets referred to in those paragraphs which the holder of the Options would have been entitled to receive had the Options been exercised prior to the happening of such event or the record date with respect thereto. No adjustment in the number of Option Shares purchasable upon the exercise of the Options need be made for sales or issuances of Common Stock or rights, options or warrants to purchase Common Stock pursuant to (A) a Company plan for Company shareholders generally for reinvestment of dividends, (B) rights, options or warrants, or convertible or exchangeable securities or agreements to issue rights, options or warrants or convertible or exchangeable securities, outstanding on the date hereof and not subsequently modified or amended in any manner that would otherwise cause the number of Option Shares to be adjusted hereunder,or (C) options for the purchase of Common Stock granted by the Company from time to time pursuant to its director stock option plans approved by the Board of Directors of the Company and its employee stock option plans approved by Company stockholders, with such number of shares subject to adjustment as provided in the plans.

                           (ix) For the purpose of this subsection (b), the term
"shares of Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Company at the date hereof, or (B) any other class(es)
of stock resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to paragraph (i) above, the holder of the Options shall become entitled to purchase any securities of the Company other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of the Options and the Purchase Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Option Shares contained in paragraphs (i) through (viii), inclusive, above, and to the extent appropriate the other provisions of this Agreement that are applicable, with respect to the Option Shares, shall apply on like terms to any such other securities.
                                        7

                           (x)  Upon  the  expiration  of any  rights,  options,
warrants or conversion or exchange privileges, if any thereof shall not have been exercised, the Purchase Price and the number of shares of Common Stock purchasable upon the exercise of the Options shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (A) the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (B) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges whether or not exercised; provided, however,that no such readjustment shall have the effect of increasing the Purchase Price or decreasing the number of shares of Common Stock purchasable upon the exercise of the Options by an amount in excess of the amount of the adjustment initially made in respect to the issuance, sale or grant of such rights, options, warrants or conversion or exchange privilege.

                  (c) Rights Upon Certain Corporate Transactions. If, prior to the expiration of the Options by exercise or by its terms, the Company shall be recapitalized by reclassifying its outstanding Common Stock into shares with a different par value or by changing its outstanding Common Stock with par value to shares without par value, or the Company or a successor corporation shall consolidate or merge with or convey all or substantially all of its or of any successor corporation's property and assets to any other corporation or corporations, or the Company or a successor corporation or corporations shall distribute Common Stock or other assets pursuant to, without limitation, any spin-off, split-off, or other distribution of assets, the holder of the Options shall thereafter have the right to purchase, upon the basis and on the terms and conditions and during the time specified in this Agreement, in lieu of the Common Stock of the Company theretofore purchasable upon the exercise of the Options, such shares, securities or assets as may be issued or payable with respect to, or in exchange for, the number of share of Common Stock of the Company theretofore purchasable upon the exercise of the Options had the Options been exercised immediately prior to such recapitalization, consolidation, merger, conveyance or distribution.

                  (d) Rights Upon Liquidation. If, at any time while the Options shall remain unexpired and unexercised, the Company shall dissolve, liquidate or wind up its affairs, the holder of the Options may in connection with such event receive, upon exercise thereof, in lieu of each share of Common Stock of the Company which it would have been entitled to receive, the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such dissolution, liquidation or winding up with respect to each share of Common Stock of the Company (after giving effect to the exercise of such Options).

                  (e) Notice of Changes. In the event (i) the Company shall issue any shares of Common Stock, options or rights to subscribe for shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, or adjust or reset the conversion price of any such options, rights or convertible securities, or the nature or number thereof, other than pursuant to the terms thereof as in effect on the date of this Agreement, (ii) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend payable otherwise than in cash or any other distribution in respect of the Common Stock pursuant to, without limitation, any spin-off, split-off, or distribution of the Company's assets,
(iii) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase any shares of any class or to receive any other rights, (iv) of any classification, reclassification or other reorganization or recapitalization of the shares which the Company is authorized to issue, consolidation or merger of the Company with or into another corporation, or conveyance of all or substantially all of the assets of the Company, or (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; then, and in such event, the Company shall mail to the holder of the Options a notice, at least ten (10) days prior to the record date for, or if no record date, then at least thirty (30) days prior to the date or expected date on which such event is to take place, stating the nature and relevant dates for such event, including the date or expected date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon, and a description of, such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up, as the case may be.

                  (f) Reduction of Purchase Price Below Par Value. As a condition precedent to the taking of any action which would cause an adjustment reducing the Purchase Price below then par value of the shares of Common Stock issuable upon exercise of any of the Options, the Company will take such corporation action as may be necessary in order that it may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Purchase Price.

         4.   Representations  and  Warranties  of  the  Company.   The  Company
represents to CUCC as follows:

                  (a) The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the granting of the Options have been approved by all requisite corporate action on the part of the Company, and no further action is necessary to authorize such acts.

                  (b) This Agreement has been duly and validly executed and delivered by the Company, and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms;
                                   9

                  (c) The  authorized  capital stock of the Company  consists of
(i) 25,000,000 shares of Common Stock of which, as of the date hereof, 5,395,864 shares are issued and outstanding and 7,473,915 shares are reserved for issuance upon the exercise of currently outstanding rights, warrants and options to purchase shares of Common Stock and the conversion of currently outstanding securities convertible into shares of Common Stock (including the Options), and
(ii) 5,000,000 shares of Preferred Stock, none of which is outstanding or reserved for issuance. There exist no liens, claims, options, preemptive rights, proxies, voting agreements, charges or encumbrances of whatever nature affecting the Option Shares other than as provided in this Agreement;

                  (d) The execution and delivery of this Agreement and the performance of this Agreement by the Company will not (i) require the consent, waiver, approval, license or authorization of or any filing with any person or governmental authority (other than pursuant to the HSR Act), (ii) violate the certificate of incorporation, by-laws, or other organizational documents of the Company, (iii) with or without the giving of notice or the lapse of time or both, conflict with or result in a breach of any terms or provisions of, or constitute a default or give rise to a right of acceleration under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Company under any indenture, mortgage, agreement, note or other instrument to which the Company is a party or by which its property is bound or
(iv) violate any existing applicable law, rule, regulation, judgment, order or decree of any governmental authority or court having jurisdiction over the Company or any of its property;

                  (e) Upon issuance by the Company of the Option Shares in accordance herewith, such shares of Common Stock will be duly and validly issued, fully paid and nonassessable and the holder of such Option Shares will have good title to such Option Shares, free and clear of all liens, claims, options, preemptive rights, proxies, voting agreements, charges or encumbrances of whatever nature affecting such Option Shares; and

                  (f) There exists no restriction on the Company's issuance and delivery of the Option Shares, nor is the Company required to obtain the approval of any person or governmental authority (other than to the extent required under the HSR Act) to effect the sale of the any of the Option Shares.

         5. Covenants of the Company. The Company covenants with CUCC that, during the term of this Agreement:

                  (a) The Company will cooperate with the holder of the Options in obtaining any regulatory or governmental approvals necessary in order to permit the issuance of the Option Shares upon exercise of the Options;

                  (b) The Company shall reserve and keep available from its authorized but unissued shares of its Common Stock or other capital stock as may be the subject of the Options such number of shares thereof as are issuable upon exercise of the Options, and shall not issue any such shares, or make any agreement, commitment or arrangement to issue any such shares, or issue any option, warrant or other security exercisable for or convertible into any such shares, other than the Options; and
                                   10

                  (c) No fractional shares of Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares, the Company shall make a cash refund therefor equal in amount to the product of the applicable fraction multiplied by the Purchase Price then in effect and applicable to the Option Shares being purchased.

         6. Term. This Agreement shall be and remain in effect from the date hereof until September 12, 2001.

         7. Miscellaneous. CUCC agrees that any shares of Common Stock purchased by the holder of the Options pursuant to this Agreement will be acquired for investment only and not with a view to any public distribution thereof, and such person will not offer, sell or otherwise dispose of such shares so acquired by it in violation of the registration requirements of the Securities Act of 1933, as amended, or any applicable state securities laws.

         8. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and shall be deemed to have been duly given on the next business day after the same is sent, if delivered personally or sent by telecopy or overnight delivery, or five calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

                  (a)      If to CUCC, to:

                           CU CapitalCorp.
                           c/o Citizens Utilities Company
                           High Ridge Park
                           Stamford, CT 06905
                           Facsimile No.: 203/614-4651
                           Attn:  President

                           with required copies to:

                           CU CapitalCorp.
                           c/o Citizens Utilities Company
                           High Ridge Park
                           Stamford, CT 06905
                           Facsimile No.: 203/614-4651
                           Attn:  General Counsel

                  (b)      If to the Company, to:

                           Hungarian Telephone and Cable Corp.
                           1126 Budapest
                           Kiralyhago u.w.
                           Budapest, Hungary
                           Facsimile No.:  011-361-202-4778
                           Attention:  Chief Executive Officer

                           with required copies to:

                           Hungarian Telephone and Cable Corp.
                           100 First Stamford Place
                           Stamford, CT  06902
                           Facsimile No.:  203/348-0128
                           Attn:  General Counsel

         9. Specific Enforcement. The Company acknowledges that the holder of the Options would be irrevocably damaged in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the holder of the Options shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce this Agreement and the terms and provisions thereof in addition to any other remedy to which the holder of the Options may be entitled at law or in equity.

         10. Expenses. Except as otherwise provided herein, all fees and expenses incurred by the Company, and all sales, transfer or other similar taxes payable in connection with this Agreement (including, but not limited to, any transfer taxes payable in connection with the sale of the Option Shares), will be borne by the Company, and all fees and expenses incurred by CUCC in connection with this Agreement will be borne by CUCC.

         11. Brokerage. CUCC and the Company each represents and warrants to the other that neither it nor any of its affiliates has entered into or will enter into any contract, agreement, arrangement or understanding with any person or firm which will result in the obligation of the other to pay any finder's fee, brokerage commission or similar payment in connection with this Agreement, the Options or the transaction contemplated hereby. CUCC and the Company each agrees to indemnify and hold the other harmless from and against any and all claims or liabilities for finder's fees, brokerage commissions or similar payments incurred by reason of any action taken by it or its affiliates.

         12. Counterparts; Facsimile Signature Pages. This Agreement may be executed in one or more counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts together shall constitute but one instrument. This Agreement shall be deemed to be executed upon the exchange of executed facsimile signature pages (with original executed signature pages to follow by mail).

         13. Assignment. No party hereto shall assign its rights and obligations under this Agreement or any part thereof, nor shall any party assign or delegate any of its rights or duties hereunder without the prior written consent of the other party, and any assignment made without such consent shall be void;
provided, however, that without the consent of the Company, the rights and obligations of CUCC hereunder may be assigned to and assumed by a direct or indirect wholly-owned subsidiary of Citizens Utilities Company (including any direct or indirect wholly-owned subsidiary of Citizens Utilities Company that holds substantially all of the communications assets and properties of Citizens Utilities Company, the stock of which may be distributed or otherwise transferred to some or all of the shareholders of Citizens Utilities Company). Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         14. Governing Law; Forum; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof. Each of the parties to this Agreement hereby irrevocably and unconditionally (i) consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any proceeding arising in connection with this Agreement (and each such party agrees not to commence any such proceeding, except in such courts),
(ii) to the extent such party is not a resident of the State of Delaware, agrees to appoint an agent in the State of Delaware as such party's agent for acceptance of legal process in any such proceeding against such party with the same legal force and validity as if served upon such party personally within the State of Delaware, and to notify promptly each other party hereto of the name and address of such agent, (iii) waives any objection to the laying of venue of any such proceeding in the courts of the State of Delaware, and (iv) waives, and agrees not to plead or to make, any claim that any such proceeding brought in any court of the State of Delaware has been brought in an improper or otherwise inconvenient forum.

         15. Further Assurance. If the holder of the Options shall exercise any of the Options in accordance with the terms of this Agreement, from time to time and without additional consideration, then the Company will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as the holder of the Options may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

         16. Entire Agreement. This Agreement shall constitute the entire contract between the parties hereto and no party shall be liable or bound to the other in any manner by any warranties or representations except as specifically set forth herein. This Agreement supersedes all prior agreements and understandings of the parties hereto in connection herewith including, without limitation, the Existing Option Agreements. The parties hereto acknowledge and agree that as of the date hereof CUCC and its affiliates do not hold any options, warrants or rights to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, or any preemptive rights to acquire shares of Common Stock or any stock options, warrants, or other rights to purchase Common Stock, except for the Options as set forth in this Agreement and the preemptive rights set forth in the Replacement and Termination Agreement, dated as of the date hereof, among the Company, CUCC, and Citizens International Management Services Company.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Amended, Restated and Consolidated Stock Option Agreement on the date first written above.


                           HUNGARIAN TELEPHONE AND CABLE CORP.




                            By:
                               Francis J. Busacca, Jr.
                               Acting President and CEO, Chief Financial Officer



                           CU CAPITALCORP.



                            By:
                                Name:
                                Title:

















  [SIGNATURE PAGE TO AMENDED, RESTATED AND CONSOLIDATED STOCK OPTION AGREEMENT]